1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 23, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of March 2021.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares held as of		Changes
		2/28/2021	3/31/2021
Senior Vice President	Cliff Hou	436,906	437,576	670
Senior Vice President	Kevin Zhang	68,000	70,000	2,000
Vice President	Marvin Liao	300,485	310,485	10,000
Vice President and Chief Financial Officer	Wendell Huang	1,651,617	1,651,630	13
Vice President	Jun He	5,000	6,000	1,000
Vice President	Geoffrey Yeap	0	2,000	2,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares pledged as of		Changes
		2/28/2021	3/31/2021
Vice President	Marvin Liao	-	70,485	70,485

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
(1) Fixed-income investment: NT$2.4 billion of acquisition and NT$2.8 billion of disposition.
(2) Disposal of VisEra Technologies Company Ltd.’s common shares to facilitate its IPO in Taiwan.: NT$0.4 billion of disposition

4. The capital appropriations approved by TSMC board of directors: Inapplicable.

5. The unsecured bonds issued by TSMC and its subsidiaries
Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
110-1	A	Mar. 2021 ~ Mar. 2026	NT$4.8	0.50%	Bullet repayment; interest payable annually
	B	Mar. 2021 ~ Mar. 2028	NT$11.4	0.55%
	C	Mar. 2021 ~ Mar. 2031	NT$4.9	0.60%